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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549
                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

[ x ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [  ] Form 10-Q

For the period ended September 30, 2000.

     [ ] Transition Report on Form 10-K.
     [ ] Transition Report on Form 20-F.
     [ ] Transition Report on Form 11-K.
     [ ] Transition Report on Form 10-Q.
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                   ROYAL SILVER MINES, INC.
                    Full Name of Registrant

                        File No. 0-25170

                       6 East Rose Street
                Walla Walla, Washington   99362
      Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

               (a)  The reasons described in reasonable detail in
                    Part III of this form could not be eliminated
                    without unreasonable effort or expense;
[ X ]          (b)  The subject annual report, semi-annual
                    report, transition report of Form 10-K, Form
                    20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and




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               (c)  The accountant's statement or other exhibit
                    required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Auditors were unable to complete their review of the unaudited financial statements.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

     Howard Crosby
     ROYAL SILVER MINES, INC.
     6 East Rose Street
     Walla Walla, Washington   99362
     (509) 526-3491

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

                    Yes x               No

3. Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    Yes                 No x

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     ROYAL SILVER MINES, INC has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 29th day of December, 2000.

                              ROYAL SILVER MINES, INC.


                              BY:   /s/ Howard Crosby
                                   Howard Crosby, President
                                   and Chief Executive Officer